LAW DEPARTMENT
                             ICAHN ENTERPRISES L.P.
                            AND AFFILIATED COMPANIES
                          767 FIFTH AVENUE - 47TH FLOOR
                            NEW YORK, NEW YORK 10153
                          TELEPHONE NO. (212) 702-4300
                             FAX NO. (212) 688-1158

Andrew N. Langham, Assistant General Counsel           Direct dial: 212-702-4382
                                                       Email: alangham@sfire.com

                                 April 27, 2009

VIA EDGAR, FEDERAL EXPRESS AND FACSIMILE
----------------------------------------
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3628
Attention: Perry J. Hinden, Esq.
           Nandini Acharya

Re: Revised Preliminary Proxy Statement on Schedule 14A filed by Carl C. Icahn et al. (collectively, the "Participants") regarding Biogen Idec Inc. ("Company") on April 27, 2009
     FILE NO. 000-19311
     ---------------------------------------------------------------------------

Ladies and Gentlemen:

     Pursuant to Rules 101 and 310 of Regulation S-T under the Securities Act of 1933, as amended (the "Securities Act") transmitted herewith via EDGAR for filing with the Securities and Exchange Commission (the "Commission") on behalf of the Participants is Amendment No. 1 to the Preliminary Proxy Statement (the "Proxy Statement") in connection with the above referenced Schedule 14A filing.

     The Proxy Statement has been prepared in response to the comment letter of the staff (the "Staff") of the Division of Corporation Finance, dated April 17, 2009 (the "Comment Letter"). Please be advised that the requested changes have been made in the Proxy Statement where appropriate as marked on the redline of the Proxy Statement enclosed hereto (the "Redline"). In addition, the Participants responses to the Staff's comments are discussed below. The section headings and response numbers set forth below correspond to those contained in the Comment Letter

     For your convenience, a courtesy copy of this letter and the Redline will be sent to you by Federal Express and facsimile.

SCHEDULE 14A

General
-------

     1. In response to the Staff's comments regarding the need to clearly mark the Proxy Statement and form of proxy with the words "Preliminary Copies," the Participants have revised the Proxy Statement and form of proxy to include the words "Preliminary Copies."

     2. The Participants will post the proxy materials on the following publicly accessible Internet Web site: http://www.dfking.com/BIIB. The Participants will notify record holders that the materials are available on the Web site and will explain how to access the materials on the Web site.

     3. The Participants intend to disseminate their Proxy Statement after the Company disseminates its proxy statement. Because the Participants intend to disseminate their Proxy Statement only after the Company disseminates its proxy statement, the Participants believe that reliance on Rule 14a-5(c) is appropriate.

     4. In response to the Staff's comments, the Participants have supplemented the Proxy Statement to fill in the blanks, including those relating to the Participants voting recommendations. The Participants are recommending a vote FOR both proposals four and five.

     5. In response to the Staff's comments, the Participants have numbered the pages of the Proxy Statement.

     6.   In  response  to  the  Staff's   comments,   the   Participants   have
          supplemented the disclosure in the Proxy Statement by making the following modifications:

          "WE URGE YOU NOT TO SIGN ANY PROXY CARDD SENT TO YOU BY BIOGEN. IF YOU HAVE ALREADY DONE SO, YOU MAY REVOKE YOUR PROXY BY DELIVERING A LATER-DATED GOLD PROXY CARD IN THE ENCLOSED POSTAGE-PREPAID ENVELOPE, EXECUTING A VOTE VIA INTERNET OR TELEPHONE, OR BY VOTING IN PERSON AT THE ANNUAL MEETING. SIMILARLY, YOU MAY REVOKE A GOLD PROXY CARD BY DELIVERING A LATER-DATED WHITE PROXY CARD TO THE COMPANY. SEE "VOTING PROCEDURES" AND "PROXY PROCEDURES" BELOW."

          "Any Stockholder of record may revoke or change his or her proxy instructions any time prior to the vote at the Annual Meeting in any of the following ways, by:

          o submitting a properly executed, subsequently dated GOLD proxy card that will revoke all prior proxy cards, including any WHITE proxy cards which you may have submitted to Biogen (or a subsequently dated WHITE proxy card that will revoke all prior proxy cards, including any GOLD proxy cards which you may have submitted to the Participants)"

Letter to Biogen Stockholders
-----------------------------

     7. Delaware law provides that the expansion of the size of the board in the face of a contest for corporate control can be a breach of fiduciary duty. For example, in MM Companies, Inc. v. Liquid Audio, Inc., 813 A. 2d 1118 (Del. 2003), the Delaware Supreme Court held that a corporate board had to show a "compelling justification" for increasing the size of the board in response to the election of two directors nominated by an insurgent faction. Under Unocal Corporation
          v. Mesa Petroleum, 493 A. 2d 946 (Del. 1985), any defensive measure in a corporate control contest must be proportionate and reasonable in relation to the threat posed. Upon a showing that the primary purpose of the defensive measure is to interfere with the shareholders' franchise rights in order to retain control of the corporation, the board is required to go further and prove that there was a "compelling justification" for its action. In Liquid Audio, the Delaware Supreme Court held that the board had failed to make such a showing and thus struck down the expansion of the board. Accordingly, should the board of Biogen expand its size that action could constitute a breach of fiduciary duty or otherwise be invalidated by the courts.

     8. In response to the Staff's comments, the Participants have modified the Proxy Statement to read: "The Participants will propose a resolution..."

     9. In response to the Staff's comments, the Participants have modified the Proxy Statement so that all Participants, not just the director nominees, are urging stockholders to vote in favor of each of the proposals.

Proposal 1 - Election of Directors
----------------------------------

     10. In response to the Staff's comments, the Participants have modified Dr. Sidransky's biographical information to state that he has served as Director of the Head and Neck Cancer Research Division of Johns Hopkins University School of Medicine since July 1992.

Proposal 2 - Icahn Bylaw Amendments
-----------------------------------

     11. In response to the Staff's comments, the Participants have modified the Proxy Statement to include a discussion of both the positive and negative potential effects of the Icahn Bylaw Amendments on existing security holders of the Company.

Proposal 3 - North Dakota Reincorporation Resolution
----------------------------------------------------

     12. In response to the Staff's comments, the Participants have modified the Proxy Statement to include a description of the potential negative effects or disadvantages of North Dakota reincorporation on the Company and its existing security holders.

Cost and Method of Solicitation
-------------------------------

     13. The Participants do not intend to solicit proxies via Internet chat rooms.

     14. The Participants confirm their understanding that all written soliciting materials, including any e-mails or scripts used in soliciting proxies must be filed under the cover of Schedule 14A on the date of first use.

     15. In response to the Staff's comments, the Participants have revised the fee and other disclosures relating to D.F. King & Co., Inc., as well as other expense related information.

Annex A:  Beneficial Ownership of Securities of Biogen
------------------------------------------------------

     16.  In  response  to  the  Staff's   comments,   the   Participants   have
          supplemented the Proxy Statement to include a brief explanation of the differences between American and European style call options.

     17. In response to the Staff's comments, the Participants have deleted the following sentence from the proxy card:

          "If any nominee for director is unable or declines to serve as director, this proxy will be voted for any nominee that any of Icahn Partners LP, Icahn Partners Master Fund LP, Icahn Partners Master Fund II LP, Icahn Partners Master Fund III LP or High River Limited Partnership (collectively, the "Icahn Parties") designates."

Soliciting Material Pursuant to Rule 14a-12
-------------------------------------------

     18. The Participants acknowledge that all future soliciting materials will identify all parties.

     Each of the Participants acknowledges that (i) he or it, as the case may be, is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (iii) the Participants may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     If you have any questions regarding this filing, please contact the undersigned at (212) 702-4382 or Marc Weitzen, Esq. at (212) 702-4388.

                                                              Very truly yours,



                                                              Andrew N. Langham